Jeff Osher

From: Jeff Osher
Sent: Wednesday, February 11, 2015 6:12 AM
To: 'Steve Streit'; Grace Wang [redacted] 'Chris Mammone'
Cc: 'kaldrich[redacted] Craig Baum
Subject: A quick thought from Harvest Capital

Gang,

Any company that has thoughtful IR and values clear communication recognizes the correlation between trust/execution and the multiple the market is willing to pay for earnings. Consistently meeting/beating estimates is part of that equation. Good credibility = good multiple. Inconsistent execution and poor (or lazy) communication = bad multiple. I can only assume that the Green Dot Board/Management is as deeply concerned as we are about the detrimental effect horrid communication has had on the multiple the market is willing to pay for every dollar of GDOT earnings and/or EBITDA. My hope is that this realization is occurring in the form of a new approach to sell-side communication and/or new personnel. Given the Board's fiduciary responsibility to shareholders, I assume they are currently intimately involved in this process.

I realize there is only so much you can say to analysts and investors in the post Reg-FD world. Further, you can not build their models for them. However, you can proactively reach out to your analysts (you aren't Apple with 100 analysts to track down) to help them think about a) the nuances and seasonality of the business, as well as b) ensure in the course of their busy days, they see one-line disclosures (updated) about quarterly tax rates and/or opex levels.

Changes need to occur at Green Dot, and my guess is that anybody with a scintilla of self awareness would agree. The responsibility for the utter failure as a p[public company is undoubtedly shared by many at Green Dot, but the accountability needs to be assigned to the Board and Management - both of whom represent shareholders. As one of your largest shareholders, I can only hope and assume you are actively ensuring the sell-side fully appreciates the Q1 and Q2 factors that should be incorporated into their models (I will AGAIN emphasize, this can be done well within the framework of what is permissible, and high quality management teams find succinct investor relations of the utmost importance). There is simply no excuse for another miss in Q1 and/or guidance disappointment for Q2.

I look forward to speaking again soon about several other initiatives and suggestions that would be in the best interest of all shareholders.

Regards,

Jeff

Jeff Osher, CFA
Managing Director
Harvest Capital Strategies LLC
[redacted]

Jeff Osher

From: Jeff Osher
Sent: Wednesday, February 11, 2015 8:54 PM
To: Steve Streit
Subject: RE: IR

Hi Steve,

To be clear, I like Chris and Grace, but we have been very frustrated with our interactions with them. I think your idea will be helpful, but I am also sensitive to your time. As much as I enjoy chatting with you, it is also important to have reliable buffers between you and investors (not all the time, but for day-to-day stuff). In the near-term, perhaps I will call you directly on issues/topics that come up throughout a quarter (of course being mindful of Reg FD).

We are big advocates of Green Dot, the vision, and Steve Streit. Nonetheless, we are frustrated that there seems to be so many self-inflected wounds to triage with our investment. It really shouldn't be this hard and each investor bridge that gets burned has a multiplier effect.

Craig and I will take you up on a lunch or dinner at some point. In the interim, if there are things we can be doing to help the cause, let us know. We want the same thing you want - Success.

Jeff

-----Original Message-----
From: Steve Streit [redacted]
Sent: Wednesday, February 11, 2015 6:31 PM
To: Jeff Osher
Subject: IR

Hi Jeff-

Have an idea...

Would you prefer to deal with me directly on your IR questions and thoughts? I am happy to make myself available, especially while Grace is on maternity leave (she gave birth over the weekend). Let me know if this would be helpful to you and Harvest.

I'd also love to schedule a lunch or dinner with you and Craig when you guys are available.

Best wishes,
Steve
Steve Streit
Founder, Chairman & CEO
Green Dot Corporation
[redacted]

Confidentiality Notice: The information contained in this email is confidential and is being transmitted to, and is intended solely for the use of, the individual(s) to whom it is addressed. If the reader of this message is not the intended recipient, you are hereby advised that any dissemination, distribution or copying of this message is strictly prohibited. If you have received this message in error, please immediately notify the sender and delete this email from your system.

Jeff Osher

From:	Jeff Osher
Sent:	Wednesday, March 11, 2015 9:39 AM
To:	'Steve Streit'
Subject:	RE: GDOT regarding convo earlier

Hopefully you aren't overly sensitive and confuse advice/questions/frustration (all of which are natural in investing) with "bullying." Good CEOs require thick skins and must receptive to the possibility that "better ways" often exist in some areas of engagement. Constructive criticism from an aligned party should be viewed as just that...

As always, I appreciate the dialogue and your responsiveness. We are very much on the same team (wearing Green Dot uniforms).

From: Steve Streit ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮
Sent: Wednesday, March 11, 2015 8:40 AM
To: Jeff Osher
Subject: Re: GDOT regarding convo earlier

Jeff- we love the help; don't love the bullying.

Totally understand your concerns, but I do feel we're doing our best to be fully transparent and helpful to the market to ensure models are in keeping with the reality of our expected results. Overwhelmingly, the feedback we're getting is appreciative of that transparency. But its fair to say that the stock isn't where any of us would like.

Thanks for the comments and I do appreciate your feedback and input. Good or bad, I always find it constructive.

Best wishes,
Steve
Steve Streit
Founder, Chairman & CEO
Green Dot Corporation
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From: Jeff Osher ▮▮▮▮▮▮▮▮▮▮▮▮▮▮
Sent: Wednesday, March 11, 2015 11:18 AM
To: Steve Streit
Subject: RE: GDOT regarding convo earlier

It is amazing to us how much our other management teams glean from, and appreciate, our interactions. I can only hope that at some point GDOT management will recognize the value that (knowledgeable) shareholders can add, as well as the aligned incentives shareholders have with management to rebuild the current rock-bottom credibility. Arguing semantics on the stock's reaction is not helpful for either of us, but down 4 consecutive days and 20% year-to-date (as well as 2.14% after the KBW presentation) is not exactly flat. At the risk of stating what is obvious to everybody outside of Green Dot, Harvest Capital remains one of your biggest supporters. We simply know there is a better way to communicate with investors and analysts.

Insanity: doing the same thing over and over again and expecting different results. - Albert Einstein

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From: Steve Streit ▮▮▮▮▮▮▮▮▮▮▮▮▮
Sent: Wednesday, March 11, 2015 7:58 AM
To: Jeff Osher
Subject: Re: GDOT regarding convo earlier

Jeff- respectfully, I'm not sure what you're referring to. There wasn't any content in the thread of the forwarded email

We've had nothing but positive meetings with investors and the stock was flat before and after our public presentation at KBW. We're not aware of the negative chatter you mention.

Btw- ICR has been an IR consultant with us for 5 years.

Best,
Steve
Steve Streit
Founder, Chairman & CEO
Green Dot Corporation

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Don Destino

From: Don Destino
Sent: Thursday, February 06, 2014 3:44 PM
To: [redacted]
Cc: 'Chris Mammone'
Subject: Sequoia opportunity

Hi Steve,

We met at the investor day. While I work at the same firm as Jeff Osher, I run an entirely different fund and do independent work on all investments. As I indicated to you in Pasadena in November, I do own Green Dot in my fund.

Regarding the disclosure pasted below, this seems an excellent opportunity to efficiently and effectively use portion of our unrestricted cash. Doing so affects three desirable outcomes.

1) It is an attractive financial transaction. You can buy back a portion of the Sequoia stock at what I hope you view as a very attractive price and do so with price and quantity certainty.

2) Simultaneously, you help your current shareholders (the ones that actively bought GDOT shares as opposed to those soon-to-be investors that invested in a Sequoia fund years ago) avoid at least a portion of the overhang of selling VC fund investors that were distributed shares and have not had liquidity in years.

3) Most importantly, you send the clear message to the market that you are excited about your future and welcome the opportunity to reduce the number of shares with which you have to share that future.

I would have hoped for a share buyback regardless of the Sequoia decision, but would not have pressed you on it as I am certain you are seriously considering all options. However, I fear not doing so in light of a significant percentage of our company coming to market would do the opposite of point #3. It sends the message that there may be some type of impairment or a yet unrecognized (by non-GDOT insiders) risk that is compelling you to hoard cash.

We are highly confident you are acting in a manner that is in the best interest of long-term shareholders. This email should not be read as a recommendation per se, but rather as a strongly held opinion that can be added to the many inputs that will go into making significant capital management decisions.

Thanks as always for your efforts.

Best,

Don

P.S. Chris, can you please send me Grace's contact information? Thanks!

Item 7.01. Regulation FD Disclosure.

Sequoia Capital Distribution

On February 6, 2014, Sequoia Capital ("***Sequoia***") notified Green Dot Corporation ("***Green Dot***") that it intends to distribute substantially all of the Green Dot securities held by Sequoia entities to the limited partners and general partners of such entities in a series of distributions that it anticipates will take place over the course of 2014. These distributions are being made primarily in connection with the dissolution and winding up of Sequoia entities, which are in their fifteenth year of existence. As of February 6, 2014, entities affiliated with Sequoia held approximately 10.1 million shares of Class A common stock (including shares issuable upon conversion of Green Dot's Series A preferred stock). Because Michael Moritz is a member of Green Dot's board of directors and is deemed to be a beneficial owner of the securities held by the Sequoia entities, each distribution will be reported by him in Form 4 filings. Michael Moritz will continue to serve as a Green Dot director following these distributions.

Don Destino
Harvest Capital Strategies
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